MILES CAPITAL

Proxy Voting Policy

I.	Introduction

The Securities and Exchange Commission implemented Rule 206(4)-6 of The Investment Advisers Act of 1940, stating that it is a fraudulent act for an SEC registered adviser to exercise proxy voting authority over client securities unless the adviser:

1.	Adopts and implements written proxy voting policies and procedures;

2.	Discloses how clients may obtain information from the adviser about how the adviser voted their proxies; and

3.	Describes the proxy voting policies and procedures to clients and provides a copy of the policies and procedures to any client who asks.

In addition, the Rule requires advisers with voting authority to keep specific records.

II.	Proxy Voting Authority

There is no automatic duty for SEC registered advisers to vote proxies, unless they have agreed to do so or have assumed the duty to do so.

•	If the contract explicitly states that the adviser has authority to vote proxies, or indicates that the adviser has the duty to vote proxies, the adviser has proxy-voting authority.

•	If the contract indicates that the client has the duty to vote proxies, the adviser does not have proxy-voting authority.

•	If the contract is silent on proxy voting, but contains an overall delegation of discretionary authority, the adviser has proxy-voting authority.

III.	Miles Capital Proxy Voting Policy

Unless otherwise agreed in writing between the client and Miles Capital, or otherwise required by law, the client retains the right and obligation to vote proxies or otherwise exercise voting rights for securities in the account. It is the client’s obligation to notify broker/dealers and/or custodians of client’s desire to vote proxies and exercise voting rights and to arrange for receipt of all voting materials and proxies.

When agreed to in writing, or when Miles Capital has been given an overall delegation of discretionary authority it will vote proxies and otherwise exercise voting rights for securities in the best interest of the client, such best interest to be determined by Miles Capital in its sole discretion. The client will always retain the right to direct Miles Capital, in writing, to vote client’s intention on any specific agenda item.

Miles Capital is not responsible for failing to vote any proxies not received on a timely basis nor shall it be responsible for taking other action where it has not been timely notified of the obligation to take such action.

IV.	Miles Capital Duty to Clients

Miles Capital has a duty to monitor corporate actions and when it has proxy-voting authority vote on such actions and vote in the best interests of the client. It is the duty of Miles Capital to resolve material conflicts of interest before voting.

V.	Conflicts of Interest

Conflicts of interest may occur when Miles Capital is managing assets for a company, company executives or an affiliate of the company and that company submits a proxy for vote. If the conflict is determined by Miles Capital to be material, it will disclose the conflict to the client and request the client provide written direction on the vote.

VI.	Determining How Votes Will Be Cast

The portfolio manager(s) responsible for the security will determine the proxy vote. The portfolio manager will direct the vote to be cast in the best interest of the client.

The portfolio manager will be responsible for determining if a conflict of interest exists, whether it is material or not, and whether the conflict should be resolved by the client.

Given that Miles Capital’s investment process emphasizes those companies where management has proven to add shareholder value, votes will generally be cast in accordance with the recommendation of management. However, specific corporate recommendations may not always be in the best interest of the shareholder. The portfolio manager must give special consideration to such things as reverse stock splits, employee stock option plans, compensation plans, consulting agreements with insiders or conflicts with directors acting as vendors. Each item will be considered on its own merits.

Portfolio managers will give special consideration to social issues and corporate responsibility issues in light of how it may affect shareholder value and vote in the best interest of the client.

VII.	Miles Capital Proxy Voting Procedures

Miles Capital currently utilizes the ProxyEdge system to facilitate voting of proxies for managed accounts as well as reporting for proxy activity and decisions.

Ballots are routed to ProxyEdge daily where they are made available on the ProxyEdge website. A daily upload makes the information available to Miles Capital for review and voting. This system is managed and maintained at Miles Capital by the Operations Specialist.

The Operations Specialist will print a Vote Summary Report from the ProxyEdge system every Monday for a forward 2-week period and route it to the appropriate portfolio manager to designate voting choices. The portfolio manager will review and sign off on the report and return it to the Operations Specialist.

The portfolio managers’ decisions are entered into ProxyEdge.com and a file is delivered to ProxyEdge for processing and voting.

Reports can be produced from ProxyEdge.com to show accounts and shares involved in each vote as well as how the portfolio manager decided to vote.

Proxy ballots that arrive via mail or fax at Miles Capital are funneled to the Operations Specialist. The Specialist will verify that the account is open and attempt to set up the proxies to process through ProxyEdge. Those accounts that cannot be routed through ProxyEdge are voted manually, via Internet at www.proxyvote.com, and recorded on an Excel file located at T:\WBCM_shared\Trading\ProxyVotes\Proxy Votes 20xx.xls.

VIII.	Record Keeping

The following records are required:

•	Proxy-Voting Policy and Procedure

•	Copies of proxy statements. These are generally available on the SEC’s EDGAR system. If not available on EDGAR, hard copies must be filed.

•	Record of each vote the adviser cast on behalf of a client. This information is available through ProxyEdge or the Excel file noted above.

•	A copy of any document adviser created that was material to making a decision on how the vote was cast. Portfolio managers do not have to document decisions, but if documentation is generated in the decision process it should be filed.

•	A copy of each written client request for information on how the adviser voted.

IX.	Disclosure of Voting Record

Clients may receive information from Miles Capital about how Miles Capital voted their proxies, free of charge, by requesting in writing the information on a particular security and approximate date of the vote. Requests should be directed to Miles Capital, 1415 28th St. Suite 200, West Des Moines, Iowa 50266, Attention: Chief Investment Officer.